MetaSolv Inc.

5556 Tennyson Parkway

Plano, Texas 75024

February 10, 2006

VIA FAX AND EDGAR

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549-0308

Attention: Stathis Kouninis

Re:	MetaSolv, Inc. Supplement to Revised Response

Form 10-K for the Fiscal Year Ended December 31, 2004

Filed March 31, 2005

Form 10-Q for the Fiscal Quarter Ended September 30, 2005

Filed November 3, 2005

Form 8-K

Filed October 27, 2005

File No. 0-28129

Ladies and Gentlemen:

On behalf of MetaSolv, Inc. (the “Company”), this letter (“Supplemental Letter”) supplements our revised response letter dated February 9, 2006 (the “Revised Letter”), filed via EDGAR correspondence on February 10, 2006. This Supplemental Letter references comments received from the Securities and Exchange Commission’s staff (the “Staff”) in the Staff’s letter dated December 28, 2005. Specifically, it deals with Comment No. 3. It also clarifies our intent to include revisions in filings that will be incorporated by reference into an amended Form S-3 registration statement. We are faxing this letter to you concurrently with filing it via EDGAR correspondence.

This Supplemental Letter supersedes and replaces our response to Comment No. 3, and our Attachment B, that were in the Revised Letter. To expedite the Staff’s review of the Company’s responses, we have numbered and reproduced below the full text of Comment No. 3, which is followed by the Company’s response.

Comment No. 3: You disclose that approximately 58 percent of your fiscal 2004 revenue is from international sources. You further disclose on page 40 that this revenue is denominated in the local currency of the foreign country. Please tell us how you considered the guidance in Section III.D of SEC Release No. 33-6835 in identifying and quantifying the effect of foreign exchange rate fluctuations on your operations, if material.

Response No. 3:

The Company disclosed that approximately 58% of its 2004 revenue came from international sources. It further disclosed that “We transact business in various foreign currencies.” The vast majority of our revenues are denominated in US Dollars, Canadian Dollars, British pounds and Euros. The Company incurs expenses in each of these currencies and, as a result, benefits from a natural hedge against foreign currency fluctuations. As a result, the impact on the Company’s operations for 2004 was approximately $300,000; an amount that the Company concluded was not material and not required to be disclosed under Section III.D of SEC Release No. 33-6835.

The Company advises the Staff that it has completed an additional analysis of the impact of exchange rate fluctuations on our operations, and although exchange rate fluctuations did not have a material impact on the Company’s financial statements, these exchange rate fluctuations did have an impact on individual line items in the Company’s financial statements. In order to address this impact, the Company would have revised its disclosure in the MD&A disclosures of its 2004 Form 10-K to read as follows:

International Revenues. During 2004, we recognized $47.2 million in revenues from sources outside the United States compared to $43.9 million in 2003, representing 58% and 55% of revenue in each period, respectively. The growth in international revenues during 2004 was primarily due to an estimated $2.7 million favorable impact from the strengthened value of foreign currencies against the U.S. dollar, and also to our further $1.7 million increased penetration into European, Asian and Latin American markets. MetaSolv’s revenue is derived from customers in approximately 55 countries, and approximately 35% of our worldwide revenue was transacted in currencies other than the U.S. dollar, primarily British pounds, Euros, and Canadian dollars.

Service Costs. Service cost of revenues consists of expenses to provide consulting, training and maintenance services. These costs include compensation and related expenses for employees and fees for third party consultants who provide services for our customers under subcontractor arrangements.

Service costs were $30.0 million in 2004, down from $33.2 million in 2003, representing 53% and 58% of service revenues in each period, respectively. The decrease in service costs in 2004 was primarily due to a reduction in professional consulting staff costs of $6.0 million, partially offset by a $2.6 million increase in subcontractor costs and a $0.6 million increase in maintenance-related engineering costs. These changes in cost include a $1.0 million adverse impact from foreign currency exchange fluctuations. Service margins in 2004 improved over 2003 due to improved utilization of our own consulting resources and use of subcontracting services where they lower our cost.

Operating Expenses.

Research and Development Expenses. Research and development expenses consist primarily of costs related to our staff of software developers, contracted development and the associated infrastructure required to support product development. During 2004, research and development expenses decreased 20% to $23.7 million from $29.6 million in 2003, representing 29% and 37% of total revenues in each period, respectively. The year-to-year decrease in research and development expense was primarily due to a 15% reduction in staffing, primarily related to the consolidation of our European development function into our Canadian operations, partially offset by a $0.6 million cost increase due to unfavorable exchange rates between the U.S. and Canadian dollar. Approximately half of our development staff is located in Canada.

Sales and Marketing Expenses. Sales and marketing expenses consist primarily of salaries, commissions, travel, trade shows and other related expenses required to sell our software.

In 2004, sales and marketing expenses decreased 11% to $22.6 million from $25.3 million in 2003, representing 28% and 32% of revenues in each period, respectively. The decrease in sales and marketing expense in 2004 compared to 2003 was primarily due to 8% lower staffing and related expenses, partially offset by an unfavorable $1.1 million impact from foreign currency exchange rates. The staffing reductions achieved alignment of resources with expected market conditions. We will invest in sales and marketing resources, where necessary, in order to expand our direct and indirect sales and marketing channels, and to achieve additional revenues.

Attachment B is deleted from the Revised Letter, as we have completed the response in the body of this Supplemental Letter.

Acknowledgments Requested by Your Letter of December 28, 2005. At your request, we also acknowledge the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that this information is responsive to your request. We note that your comment letter suggested that amendments to the Company’s periodic reports be made where appropriate. The Company wishes to take full advantage of the Commission’s review and comments, to provide additional clarity in its filed periodic reports and to correct any technical deficiencies noted. We will amend the Company’s 2004 10-K as indicated in our Response to Comment No. 6 in the Revised Letter, and we will adopt the revised approaches to future filings as are indicated throughout the Responses in the Revised Letter and above, specifically in such filings as are to be incorporated by reference into our amended Form S-3 filing, either in the amendment to the Company’s 2004 10-K, or in the Company’s upcoming 2005 10-K.

Thank you for your assistance with these filings. If you have any questions or comments regarding the foregoing, please call the undersigned at your convenience at (972) 403-8501.

Sincerely,

MetaSolv Inc.

By:	/S/ Glenn A. Etherington
Glenn A. Etherington, CFO

cc:	T. Curtis Holmes, Jr. [MetaSolv, Inc.]

Jonathan K. Hustis [MetaSolv, Inc.]